UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

STMicroelectronics N.V.

(Name of Issuer)

Common Shares, nominal value €1.04 per share

(Title of Class of Securities)

861012102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON STMicroelectronics Holding N.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 250,704,754

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 250,704,754

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person HC

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 250,704,754

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 250,704,754

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person CO

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ministero dell’Economia e delle Finanze

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 250,704,754

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 250,704,754

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person CO

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caisse des dépôts et consignations

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 254,380,285

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 254,380,285

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,380,285

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 28.2%

12	Type of Reporting Person CO

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 250,704,754

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 250,704,754

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person CO

1	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 250,704,754

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 250,704,754

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,704,754

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 27.8%

12	Type of Reporting Person CO

Item 1 (a).	Name of Issuer: STMicroelectronics N.V. (the “Company”)
Item 1 (b).	Address of Issuer’s Principal Executive Offices: WTC Schiphol Airport Schiphol Boulevard 265 1118 BH Schiphol Airport The Netherlands
Item 2 (a).

Name of Persons Filing:

(i)            STMicroelectronics Holding N.V. (“ST Holding”)

(ii)           Bpifrance Participations S.A. (“Bpifrance Participations”)

(iii)          Ministero dell’Economia e delle Finanze (“Ministry of the Economy and Finance”)

(iv)          Caisse des dépôts et consignations (“CDC”)

(v)           EPIC Bpifrance (“EPIC”)

(vi)          Bpifrance S.A. (“Bpifrance”)

Item 2 (b).

Address of Principal Business Office, or if none, Residence:

(i)            STMicroelectronics Holding N.V.

De Lairessestraat 145E

Amsterdam

1075 HJ

The Netherlands

(ii)            Bpifrance Participations S.A.

27-31 avenue Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii)          Ministero dell’Economia e delle Finanze

via XX Settembre, 97

00187 Rome

Italy

(iv)          Caisse des dépôts et consignations

56, rue de Lille

75007 Paris

France

(v)           EPIC Bpifrance

27-31 avenue Général Leclerc

94710 Maisons-Alfort Cedex

France

(vi)          Bpifrance S.A.

27-31 avenue Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c).	Citizenship: (i) The Netherlands (ii) France (iii) Italy (iv) France (v) France (vi) France
Item 2 (d).	Title of Class of Securities: Common Shares, nominal value €1.04 per Share
Item 2 (e).	CUSIP Number: 861012102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4(a).

Amount beneficially owned: 250,704,754 common shares held of record by ST Holding on the Company’s share registry.

ST Holding is jointly controlled by Bpifrance Participations and the Ministry of the Economy and Finance (see Exhibit 1 attached hereto).

Bpifrance may be deemed to be the beneficial owner of 250,704,754 common shares indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 250,704,754 common shares indirectly through its joint ownership and control of Bpifrance.

CDC may be deemed to be the beneficial owner of 3,675,531 common shares held indirectly through other subsidiaries and 250,704,754 common shares held indirectly through ST Holding.

Item 4(b).

Percent of class:

Ownership is stated as of December 31, 2023 and the ownership percentages are based on 902,771,081 shares outstanding as of December 31, 2023, as disclosed by STMicroelectronics N.V. in its Form 6-K filed on January 25, 2024.

Item 4(c).	Number of shares as to which such person has: Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.
Item 5.	Ownership of Five Percent or Less of a Class:
Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 7 is not applicable.
Item 8.	Identification and Classification of Members of a Group:
For the identity of each member of the Group and a description of the relevant shareholders’ agreement, see Exhibit 1 attached hereto. See also Item 4 above.
Item 9.	Notice of Dissolution of Group:
Item 9 is not applicable.
Item 10.	Certification:
Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	STMicroelectronics Holding N.V.

	By:	/s/ Charlotte Fadlallah
	Name:	Charlotte Fadlallah
	Title:	Managing Director

Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Ministero dell’Economia e delle Finanze

	By:	/s/ Marcello Sala
	Name:	Marcello Sala
	Title:	Director general of the Department of the Economy

Caisse des dépôts et consignations

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs